Exhibit 99.1

NeuroDerm Announces Start of Patient Enrollment in Phase II Trial of ND0612H for Advanced Parkinson’s Disease

First Clinical Efficacy Study Investigating ND0612H Subcutaneously Delivered Liquid Levodopa/Carbidopa for the Treatment of Advanced Parkinson's Disease

REHOVOT, Israel, December 30, 2015 -- NeuroDerm Ltd. (Nasdaq: NDRM), a clinical stage pharmaceutical company developing drugs for central nervous system (CNS) disorders, today announced the start of patient enrollment in a first efficacy trial of ND0612H, the company’s continuously administered subcutaneous levodopa/carbidopa solution. This treatment is intended to be an alternative to current treatments for patients with advanced Parkinson’s disease that require surgical intervention. The multicenter international phase II clinical study will compare the efficacy, safety and tolerability of ND0612H to the baseline oral standard of care. ND0612H, administered through a belt pump, is designed to deliver steady LD/CD levels and improve motor fluctuations that cannot be adequately controlled with oral therapy and might otherwise require surgical intervention.

"Previous studies demonstrated that continuous subcutaneous delivery of ND0612H has the capacity to produce stable plasma levodopa levels that currently can be reached and maintained only by treatments that require invasive surgery. In other studies the company demonstrated that continuous subcutaneous delivery of the low dose product, ND0612L, as an add-on, can improve motor fluctuations without causing an increase in dyskinesia, benefits that are similar to those obtained with invasive therapies such as deep brain stimulation and LD/CD intestinal gel, but avoiding the potentially serious side effects associated with those procedures,” said C. Warren Olanow, MD, Professor of Neurology and of Neuroscience at the Mount Sinai School of Medicine in New York City. “This trial is intended to produce additional evidence that ND0612H is a viable alternative for advanced Parkinson’s patients who suffer motor complications that can no longer be satisfactorily controlled with current optimized therapies.”

This 28 day multicenter, parallel-group, rater-blinded, randomized pilot phase II study (designated 006) will investigate the efficacy, safety, tolerability and pharmacokinetics of two dosing regimens of ND0612H and compare them to the baseline oral standard of care. The study is expected to enroll a total of 36 advanced Parkinson’s disease patients.

"This first efficacy trial of ND0612H marks an important milestone in its clinical development. Advanced Parkinson’s disease patients who suffer motor complications that cannot be adequately controlled with current therapy face limited treatment options that include surgical intervention that may be associated with serious adverse effects and death. NeuroDerm is committed to provide advanced stage patients with a new therapy option that will be a safe, simple and effective alternative to current surgical treatments,” said Oded S. Lieberman, PhD, MBA, CEO of NeuroDerm.

The Company is proceeding on track in Europe with a head-to-head pharmacokinetic (PK) comparison study of ND0612H and DUODOPA®, the results of which are expected in Q2 2016. The Company is also planning to initiate a Phase III pivotal efficacy trial for its ND0612L treatment for patients with moderate to severe Parkinson’s disease as well as a long-term safety follow-up in the first half of 2016.

ND0612H and ND0612L

ND0612H and ND0612L are designed to significantly reduce motor complications in Parkinson's disease patients through continuous, subcutaneous delivery of LD/CD solution. Previously completed Phase II trials demonstrated that ND0612L maintained steady, therapeutic levodopa plasma concentrations that were associated with major changes in several clinical parameters including "off time" reductions when added to optimized oral standard of care. ND0612H, intended for severe Parkinson's disease patients, was shown to reach even higher levodopa steady plasma levels, indicating that it may provide an effective therapy alternative to current treatments requiring surgery such as deep brain stimulation and LD/CD Intestinal Gel.

About Parkinson's disease

Parkinson's disease is a progressive neurodegenerative illness characterized by reduced dopamine in the brain, resulting in a debilitating decrease in the patient's motor and non-motor functions. Its symptoms, such as trembling in the extremities and face, slowness of movement and impaired balance and coordination, worsen over time and gravely impact the patient's quality of life. Levodopa is the most effective treatment for Parkinson’s disease. However, chronic oral levodopa treatment is associated with fluctuations in motor response as result of which, despite the benefits of the drug, patients can experience periods of impaired motor and non-motor functions, also referred to as "off" time. In addition, mainly as a result of excessive/intermittent oral doses of levodopa aimed at treating the "off" time, some patients experience involuntary movements, or dyskinesia. The "off" time and dyskinesia affect the majority of levodopa-treated Parkinson's disease patients and can interfere with day-to-day functions, causing patients to become severely disabled. Current evidence suggests that intermittent dosing with standard oral formulations of levodopa contributes to the development of these motor complications. By contrast, it has been shown that continuous administration of levodopa can effectively treat motor fluctuations in Parkinson's disease patients without increasing troublesome dyskinesias; however, a convenient route for continuous administration has not been introduced to date.

About NeuroDerm

NeuroDerm is a clinical-stage pharmaceutical company developing central nervous system (CNS) product candidates that are designed to overcome major deficiencies of current treatments and achieve enhanced clinical efficacy through continuous, controlled administration. The company has three product candidates in different stages of development which offer a solution for almost every Parkinson's disease patient from the moderate to the very severe stage of the disease. The company has developed a line of LD/CD product candidates administered through small belt pumps that deliver a continuous, controlled dose of LD/CD. The LD/CD line of product candidates includes: ND0612L and ND0612H, delivered subcutaneously, for moderate and for advanced Parkinson's disease patients, respectively. In addition, NeuroDerm is developing ND0701, a novel subcutaneously delivered apomorphine formulation for patients who suffer from severe Parkinson's disease and who do not respond well to LD/CD. NeuroDerm is headquartered in the Weizmann Science Park in Rehovot, Israel.

Forward-Looking Statements

This press release contains forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended that involve risks and uncertainties. Such forward-looking statements may include projections regarding our future performance and may be identified by words like "anticipate," "assume," "believe," "continue," "could," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "project," "future," "will," "seek" and similar terms or phrases. The forward-looking statements contained in this press release are based on management's current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks provided under "Risk Factors" in our annual report on Form 20-F for the year ended December 31, 2014 filed with the Securities and Exchange Commission. Any forward-looking statement made by us in this press release speaks only as of the date hereof. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

NeuroDerm Contact:

Oded S. Lieberman, PhD, MBA, CEO

oded@neuroderm.com

Tel.: +972-8-946 2729; Cell: +1-617-517 6077

U.S. Investor Contact:

David Carey

Lazar Partners Ltd.

dcarey@lazarpartners.com

+212-867-1762

U.S. Media Contact:

Erich Sandoval

Lazar Partners Ltd.

esandoval@lazarpartners.com

+917-497-2867